

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Adam Sachs
Chief Executive Officer
Vicarious Surgical Inc.
78 Fourth Avenue
Waltham, MA 02451

      Re: Vicarious Surgical Inc.
           Registration Statement on Form S-3
           Filed October 7, 2022
           File No. 333-267785

Dear Adam Sachs:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Edwin C. Pease, Esq.